Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V82384 - P42167 2. To ratify the appointment of Deloitte Certified Public Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2026. 3. To approve one or more reverse splits of the Company's common stock and the related amendment(s) to the Company's Amended and Restated Articles of Incorporation, as described in the proxy statement. NOTE: To transact such other business as may properly come before the meeting or any adjournment thereof. Please sign exactly as your name(s) appear(s) hereon . When signing as attorney, executor, administrator, or other fiduciary, please give full title as such . Joint owners should each sign personally . All holders must sign . If a corporation or partnership, please sign in full corporate or partnership name by authorized officer . 1. To elect two Class A Directors to serve until the 2029 Annual Meeting of Shareholders: Nominees: 1a. Aristovoulos Christinis 1b. George M. Daskalakis For Withhold For Against Abstain ! ! ! ! ! ! ! ! ! ! RUBICO INC. The Board of Directors recommends you vote FOR the following: RUBICO INC. 20 IOULIOU KAISARA STR 19002 PAIANIA ATHENS, GREECE VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form . ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e - mail or the Internet . To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years . VOTE BY PHONE - 1 - 800 - 690 - 6903 Use any touch - tone telephone to transmit your voting instructions up until 11 : 59 p . m . Eastern Time the day before the cut - off date or meeting date . Have your proxy card in hand when you call and then follow the instructions . VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage - paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 . SCAN TO VIEW MATERIALS & VOTE 

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. V82385 - P42167 RUBICO INC. Annual Meeting of Shareholders January 15, 2026 12:00 P.M., Local Time This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Kalliopi Ornithopoulou and Nikolaos Papastratis, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of RUBICO INC . that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 12 : 00 P . M . , Local Time, on January 15 , 2026 , at 20 Iouliou Kaisara Str . , 19002 Paiania, Athens, Greece, and any adjournment or postponement thereof . This proxy, when properly executed, will be voted in the manner directed herein . If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations . Continued and to be signed on reverse side